Exhibit

Exhibit Description

99.1	Announcement on 2012/09/26: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2012/10/05: Represent subsidiary NexPower Technology CORP. to announce the impairment of assets by applying ROC SFAS No. 35

99.3	Announcement on 2012/10/16: To announce related materials on disposal of KING YUAN ELECTRONICS CO., LTD.

99.4	Announcement on 2012/10/17: UMC will convene 3Q 2012 investor conference

99.5	Announcement on 2012/10/09: September Revenue

99.6	Announcement on 2012/10/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2011/10/06~2012/09/26
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume: a batch; average unit price: $500,355,743 NTD; total transaction price:
$500,355,743 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): EDWARDS LTD.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
transaction: price negotiation; the reference basis for the decision on price:
market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.2

Represent subsidiary NexPower Technology CORP. to announce the impairment of assets by applying ROC SFAS No. 35

1.Date of occurrence of the event:2012/10/05

2.Company name:NexPower Technology CORP.

3.Relationship to the Company (please enter “head office” or “affiliate company”):affiliate company

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:none

6.Countermeasures:none

7.Any other matters that need to be specified:

(1)The affiliate following the impairment test pursuant to ROC SFAS No. 35, has decided to recognize a loss on fixed assets of approximately NTD1.264 billions.

(2)This is a non-cash impairment loss, and does not have any impact on the working-capital and cash flow of the company.

(3)All figures are unaudited, and have not yet been reviewed by an independent accountant.

Exhibit 99.3

To announce related materials on disposal of KING YUAN ELECTRONICS CO., LTD.

1.Name of the securities: Common shares of KING YUAN ELECTRONICS CO., LTD.

2.Trading date:2012/08/14~2012/10/16

3.Trading volume, unit price, and total monetary amount of the transaction:

trading volume:19,550,000 shares;average unit price: $15.56 NTD; total amount: $304,287,900 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities):$68,995,655 NTD

5.Relationship with the underlying company of the trade:none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

cumulative volume: 25,932,696 shares;amount: 290,969,433 NTD;

percentage of holdings: 2.18%;

status of restriction of rights:no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

ratio of total assets: 17.68%

ratio of shareholder’s equity: 23.94%;

the operational capital as shown in the most recent financial statement:$29,409,299 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?:none

10.Any other matters that need to be specified: none

Exhibit 99.4

UMC will convene 3Q 2012 investor conference

1.Date of the investor conference:2012/10/31
2.Time of the investor conference:14:00
3.Location of the investor conference:
2F Shangri-La Ballroom, Far Eastern Plaza Hotel 201 Tun Hwa South Road, Sec. 2, Taipei
4.Brief information disclosed in the investor conference:
UMC Q3 2012 Financial and Operating Results.
5.The presentation of the investor conference release:
It will be released after the investor conference.
6.Will the presentation be released in the Company’s website:
Yes, please refer to the Company’s website at www.umc.com
7.Any other matters that need to be specified: None

Exhibit 99.5

October 9, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2012.

1)	Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%
September	Invoice amount	6,805,210	5,920,408	884,802	14.94%
2012	Invoice amount	59,997,550	60,706,226	-708,676	-1.17%
September	Net sales	9,113,111	8,176,522	936,589	11.45%
2012	Net sales	79,910,347	81,454,285	- 1,543,938	-1.90%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions : None

Exhibit 99.6

United Microelectronics Corporation
For the month of September, 2012

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares held as of August 31, 2012	Number of shares held as of September 30, 2012	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	August 31, 2012	September 30, 2012	Changes
—	—	—	—	—